SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

CNS Response, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

12619C101
(CUSIP Number)

February 23, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	12619C101	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	ANDY SASSINE

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	5	SOLE VOTING POWER:

NUMBER OF		3,598,832

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		3,598,832

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	3,598,832

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.04%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	12619C101	13G	Page 3 of 6 Pages

Item 1(a)	Name of Issuer:

CNS Response, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

85 Enterprise, Suite 410, Aliso Viejo, CA 92656

Item 2(a)	Name of Person Filing:

Andy Sassine

Item 2(b)	Address of Principal Business Office or, if None, Residence:

82 Devonshire Street, Boston, MA 02109

Item 2(c)	Citizenship:

Mr. Sassine is a United States citizen.

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

12619C101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or (c), check whether the person filing is a: N/A

Not applicable.

CUSIP No.	12619C101	13G	Page 4 of 6 Pages

Item 4.	Ownership.

	(a)	Amount Beneficially Owned

3,598,832 (as of March 8, 2011)

	(b)	Percent of Class

6.04%

	(c)	Number of Shares as to which the person has

(i)	Sole power to vote or direct the vote

3,598,832

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or direct the disposition of

3,598,832

(iv)	Shared power to dispose or direct the disposition of

0

CUSIP No.	12619C101	13G	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 11, 2011
(Date)

/s/ Andy Sassine
Andy Sassine